Exhibit 99.1

March 17, 2025

To:	The Board of Directors (the “Directors”)

Color Star Technology Co., Ltd.

80 Broad Street, 5th Floor

New York, NY 10005

Dear Directors,

Re:	Notice of Removal and Appointment of Directors of Color Star Technology Co., Ltd. (the “Company”)

We, the undersigned, are entitled to vote an aggregate of 16,250,000 Class A Ordinary shares of the Company and 0 Class B Ordinary shares of the Company as of the date of this notice, representing approximately 67.12% of the outstanding voting shares of the Company, and accordingly comprise more than half of the paid-up share capital of the Company giving the right to attend and vote at general meetings of the Company (together, the “Majority Shareholders”).

Pursuant to articles 27.2 and 27.4 of the sixth amended and restated memorandum and articles of association of the Company (the “Articles”), the holders of more than half of the paid-up share capital of the Company (as to Issue Price, as defined in the Articles) giving the right to attend and vote at general meetings of the Company may appoint any person to be a Director and may in like manner remove any Director and may in like manner appoint another person in his stead.

Accordingly, the Majority Shareholders, pursuant to articles 27.2 and 27.4 of the Articles, hereby notify Louis Luo, Shaikh Humaid Abdulla Rashed Ahmed Almualla, Ahmad Essa Mohammed Saleh, Muhammed Irfan, the Directors and the Company that:

(a)	Louis Luo, Shaikh Humaid Abdulla Rashed Ahmed Almualla, Ahmad Essa Mohammed Saleh, Muhammed Irfan are removed as Directors of the Company with immediate effect; and

(b)	subject to the Company receiving a duly signed consent to act, Yan Zhang and Samantha Huang are appointed as Directors of the Company with immediate effect to serve until the next annual meeting of members of the Company or until their successors have been duly elected and qualified,

(together, the “Director Changes”).

The Majority Shareholders hereby request the Directors to make all required filings (including, without limitation, a Form 6-K) in respect of the Director Changes as soon as reasonably practicable.

Additionally, the Majority Shareholders hereby request the Directors to authorise, direct and empower Conyers Trust Company (Cayman) Limited (as registered office of the Company) to update the Register of Directors and Officers of the Company to reflect the Director Changes and to make all necessary filings with the Registrar of Companies in the Cayman Islands in relation to the Director Changes.

The consent of each Majority Shareholder to the Director Changes and the matters described herein is evidenced by the signature of each such Majority Shareholder on this notice document. The Majority Shareholders have executed this notice document in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Pages Follow]

ULife Media & Production International Limited

/s/ Mok Chi Hang
Director
Class A Ordinary Shares Held: 16,250,000
Class B Ordinary Shares Held: 0
Name: Mok Chi Hang